Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272552

PROSPECTUS SUPPLEMENT NO. 1
(to prospectus dated July 25, 2023)

APOLLOMICS INC.

Primary Offering of

11,043,102 Class A Ordinary Shares

Secondary Offering of

88,538,394 Class A Ordinary Shares

619,400 Warrants to Purchase Class A Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated July 25, 2023 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1, as amended and supplemented (Registration Statement No. 333-272552). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with (i) the tables of financial statements, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2023 and (iii) information contained in the press release relating to certain updates to our business, dated September 28, 2023, each contained in our report of foreign private issuer on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “SEC”) on September 28, 2023 (the “Form 6-K”). Such information from the Form 6-K is attached to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and warrants to purchase Class A Ordinary Shares (“Warrants”) are traded on The Nasdaq Capital Market (“Nasdaq”) under the symbols “APLM” and “APLMW,” respectively. The last reported sale price of the Ordinary Shares and the Warrants on September 26, 2023 was $3.81 per share and $0.05 per warrant, respectively, as reported on Nasdaq.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 25 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 28, 2023.

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of US$)

	NOTES	As of June 30, 2023 (Unaudited)	As of December 31, 2022
		US$	US$
Non-current assets
Plant and equipment, net	13	439	485
Right-of-use assets	14	678	991
Intangible assets	15	14,767	14,778
Rental deposits		119	124
Time deposits with maturity greater than twelve months	18	—	4,307
Total non-current assets		16,003	20,685

Current assets
Deposits, prepayments and deferred expenses	16	2,759	1,176
Financial assets at fair value through profit and loss ("FVTPL")	24	20,400	19,067
Time deposits with maturity less than twelve months	18	6,920	2,872
Cash and cash equivalents		25,296	32,675
Total current assets		55,375	55,790

Total assets		71,378	76,475

Current liabilities
Other payables and accruals	19	12,804	11,675
Accounts payable		947	—
Financial liabilities arising from unvested restricted shares	20	—	68
Lease liabilities		385	614
Total current liabilities		14,136	12,357

Net current assets		41,239	43,433

Total assets less current liabilities		57,242	64,118

Non-current liabilities
Lease liabilities		294	377
Warrant liabilities at FVTPL	24	1,251	—
Convertible preferred shares	21	—	511,861
Total non-current liabilities		1,545	512,238

Net assets (liabilities)		55,697	(448,120)

Equity
Share capital	22	—	3
Apollomics class A ordinary shares		1	—
Apollomics class B ordinary shares		8	—
Treasury shares	22	—	(68)
Share premium		661,472	12,317
Reserves		19,312	14,228
Accumulated losses		(625,096)	(474,600)
Total equity (deficit)		55,697	(448,120)

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(All amounts in thousands of US$, except for per share data)

		Six Months Ended June 30,
	NOTES	2023	2022
		US$	US$
Other income	7	401	756
Foreign exchange losses	8	(2,104)	(725)
Fair value change of financial assets at FVTPL	17	460	32
Fair value change of financial liabilities at FVTPL	24	676	—
Fair value change of convertible preferred shares	24	(76,430)	23,669
Research and development expenses		(16,518)	(17,999)
Administrative expenses		(9,652)	(5,097)
Finance costs		(60)	(44)
Other expense	10	(47,457)	(4,008)
Loss before taxation		(150,684)	(3,416)
Income tax expenses	9	(10)	(1)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company	10	(150,694)	(3,417)
Loss per share
Basic loss per common share (US$)	12	(2.55)	(0.12)
Diluted loss per common share (US$)	12	(2.55)	(0.68)
Weighted average number of common shares outstanding - Basic ('000)	12	59,000	27,982
Weighted average number of common shares outstanding - Diluted ('000)	12	59,000	46,364

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

(All amounts in thousands of US$, except for share and per share data)

	Share capital		Treasury Shares			Reserves
							Share-based
	Number of Shares	Amount	Number of Shares	Amount	Share premium	Other reserve	payment reserve	Accumulated losses	Total
		US$		US$	US$	US$	US$	US$	US$
						(note)
As of January 1, 2022	393,252,140	40	14,086,748	(1,647)	11,888	2,440	9,852	(235,435)	(212,862)
Recapitalization of Apollomics at Exchange Ratio	(365,064,220)	(37)	(13,077,024)	—	37	—	—	—	—
Adjusted Balances, beginning of period	28,187,920	3	1,009,724	(1,647)	11,925	2,440	9,852	(235,435)	(212,862)
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(3,417)	(3,417)
Exercise of share options (Note 23)	499,886	—	—	—	150	74	(74)	—	150
Forfeiture of vested share options (Note 23)	—	—	—	—	—	—	(680)	680	—
Restricted share awards vested (Notes 22 and 23)	—	—	(83,482)	21	—	36	(36)	—	21
Early exercised share options vested during the period (Notes 22 and 23)	—	—	(429,490)	1,558	—	714	(714)	—	1,558
Recognition of equity-settled share-based payment (Note 23)	—	—	—	—	—	—	2,064	—	2,064
As of June 30, 2022	28,687,806	3	496,752	(68)	12,075	3,264	10,412	(238,172)	(212,486)

As of January 1, 2023	401,804,327	41	6,930,235	(68)	12,279	3,398	10,830	(474,600)	(448,120)
Recapitalization of Apollomics at Exchange Ratio	(373,003,395)	(38)	(6,433,483)	—	38	—	—	—	—
Adjusted Balances, beginning of period	28,800,932	3	496,752	(68)	12,317	3,398	10,830	(474,600)	(448,120)
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(150,694)	(150,694)
Forfeiture of vested share options (Note 23)	—	—	—	—	—	—	(198)	198	—
Exercise of share options (Note 23) [1]	47,443	—	—	—	83	30	(30)	—	83
Restricted share awards vested (Notes 22 and 23) [2]	—	—	(496,752)	68	—	3	(3)	—	68
Business combination, net of redemptions (Note 5)	3,312,715	—	—	—	757	—	—	—	757
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares (Note 5)	54,420,964	6	—	—	588,285	—	—	—	588,291
IFRS 2 listing expense (Note 5)	—	—	—	—	45,524	—	—	—	45,524
Post-closing Apollomics Class B Ordinary Shares issued to PIPE Investors, net of transaction costs (Note 5)	230,000	—	—	—	261	—	—	—	261
Reclassification from equity to non-current liabilities for Maxpro Warrants assumed by Apollomics upon Closing [3]	—	—	—	—	(7,105)	—	—	—	(7,105)
Issuance of post-closing Apollomics Class A ordinary shares upon the conversion of post-closing Apollomics Series A Preferred Shares (Note 21)	2,668,750	—	—	—	21,350	—	—	—	21,350
Recognition of equity-settled share-based payment (Note 23)	—	—	—	—	—	—	5,282	—	5,282
As of June 30, 2023	89,480,804	9	—	—	661,472	3,431	15,881	(625,096)	55,697

Note: Other reserve included amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

1 The total number of shares issued from the exercise of stock options consisted of the issuance of 435,833 Pre-Closing Apollomics Ordinary Shares from stock options exercised between January 1, 2023 to March 28, 2023. These Pre-Closing Apollomics Ordinary Shares were exchanged for 31,241 Post-Closing Apollomics Ordinary Shares, in accordance with the Exchange Ratio upon the Closing of the Business Combination. On April 26, 2023, additional stock options were exercised resulting in the issuance of 16,202 Post-Closing Apollomics Ordinary Shares.

2 All unvested restricted shares were milestone-based restricted shares held by the Chief Executive Officer of Apollomics which vested upon the Closing of the Business Combination.

3 The Maxpro Warrants assumed by Apollomics upon Closing were reclassified from equity to non-current liabilities due to a net share settlement feature, which precludes equity classification under IAS 32. The reclassification resulted in a reduction to equity (share premium) of $7.1 million (as the warrants are no longer equity-classified upon Closing), an increase to warrant liability of $1.3 million, and a decrease to accumulated losses of $5.8 million. The decrease to accumulated losses is a result of remeasurement of the warrants as a result of their liability classification under IAS 32. As the $5.8 million in accumulated losses relates to Maxpro, these accumulated losses are reclassified to share premium (along with all other historical accumulated losses of Maxpro) as a result of the Business Combination and this reduction to share premium is included in the line titled, "Business Combination, net of redemptions" in the condensed consolidated interim statements of changes in stockholders' deficit above. As such, the net impact of the warrant reclassification on the condensed consolidated interim statements of changes in stockholders' deficit is to reduce share premium by $1.3 million ($7.1 million less $5.8 million) and the impact of the warrant reclassification on the condensed consolidated interim statement of financial position as of June 30, 2023 is to increase warrant liabilities by $1.3 million and reduce share premium by $1.3 million. There is no impact to the condensed consolidated interim statements of loss and other comprehensive loss as a result of the reclassification of the Maxpro Warrants outside of the recognition of the change in fair value of the Maxpro Warrants from March 29, 2023 to June 30, 2023.

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(All amounts in thousands of US$)

	For the six month ended June 30,
	2023	2022
	US$	US$
OPERATING ACTIVITIES
Loss before taxation	$(150,684)	$(3,416)
Adjustments for:
Interest income	(373)	(193)
Depreciation of plant and equipment	49	69
Depreciation of right-of-use assets	297	283
Amortization of intangible assets	11	10
Realized foreign currency (gains) losses	(860)	392
Fair value change of financial assets at FVTPL	(460)	(32)
Fair value change of financial liabilities at FVTPL	(676)	—
Fair value change of preferred shares	76,430	(23,669)
IFRS 2 listing expense	45,524	—
Finance costs	—	44
Share-based payment expenses	5,282	2,064
Unrealized foreign currency loss	2,961	2,452
Operating cash flows before movements in working capital	(22,499)	(21,996)
(Increase) decrease in deposits, prepayments and deferred expenses	(1,583)	1,573
Increase in accounts payable and accrued offering costs	947	—
Increase (decrease) in other payables and accruals	(1,252)	641
NET CASH USED IN OPERATION	(24,387)	(19,782)
Taxation refund	—	57
Taxation paid	(10)	(1)
NET CASH USED IN OPERATING ACTIVITIES	(24,397)	(19,726)
INVESTING ACTIVITIES
Interest received	373	193
Proceeds from redemption of time deposits	4,307	24,000
Placement of time deposits	(4,048)	—
Purchase of plant and equipment	(6)	(337)
Placement of FVTPL	(873)	—
Payment for rental deposits	—	(17)
Refund of rental deposits	5	—
NET CASH (USED IN) FROM INVESTING ACTIVITIES	(242)	23,839
FINANCING ACTIVITIES
Proceeds from PIPE Financing and Business Combination, net of transaction costs	20,249	—
Payment of deferred underwriting fees	(2,779)	—
Proceeds from issue of shares upon exercise of share options	83	151
Interest paid	(60)	(44)
Repayment of lease liabilities	(252)	(260)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	17,241	(153)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	19	—
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,379)	3,960
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	32,675	46,740
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$25,296	$50,700
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Restricted share awards vested	$68	$21
Accrued transaction costs	280	—
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares	588,285	—
Initial value of warrant liabilities arising from Maxpro note conversion and PIPE Financing in connection with the Closing Date of the Business Combination	629	—
Reclassification from equity to non-current liabilities for Maxpro Warrants assumed by Apollomics upon Closing	1,298	—

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

1.
GENERAL INFORMATION

Apollomics Inc. ("Apollomics" or the "Company") is a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs. Since the Company’s founding in 2015, the Company has built a pipeline of nine drug candidates across 11 programs that focus on oncology, of which six drug candidates are in the clinical stage.

The Company was originally formed as CB Therapeutics Inc. as a result of a spin-off of Crown Bioscience International, which was completed on December 31, 2015. Prior to December 2015, Crown Bioscience International, through its subsidiaries, was the owner of certain patent rights relating to certain of these drug candidates. In order to focus on its core business, namely providing preclinical contract research organization services, and allow the drug discovery and development related business to be operated and financed separately, Crown Bioscience International spun off its Taiwan subsidiary, Crown Bioscience (Taiwan), and contributed it to the Company. As a result, we became the owner of these patent rights.

In addition to its U.S. headquarters, the Company also has locations in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019) and China (Zhejiang Crownmab Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively). The Company’s headquarters and global drug development team is based in the United States (San Francisco Bay area), while its discovery and China drug development team is based in China (Hangzhou and Shanghai). The Company operates in both the United States and China, with its headquarters and its global drug development team in the San Francisco Bay Area and its discovery and China drug development team in Hangzhou and Shanghai, China.

On March 29, 2023 ( “Closing Date”), Apollomics consummated a business combination (the “Business Combination”) with Maxpro Capital Acquisition Corp. (“Maxpro”), a Delaware corporation and special purpose acquisition company, pursuant to the initial business combination agreement dated September 14, 2022 and subsequent amendment to the business combination agreement dated February 9, 2023 (the “Business Combination Agreement” or “BCA”). In connection with the closing of the Business Combination, Apollomics became a publicly traded company on the Nasdaq Capital Market (“Nasdaq”). The Company’s Class A ordinary shares and warrants are listed on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively. Trading on the Nasdaq commenced on March 30, 2023.

Notwithstanding the foregoing, we believe our cash on hand, without regard to any such cash proceeds we may receive upon the exercise for cash of our warrants, is sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. While we have outstanding warrants, which may provide an additional source of cash upon exercise, for so long as the warrants remain “out-of-the money,” we do not expect warrant holders to exercise their warrants and, therefore, we do not expect to receive cash proceeds from any such exercise. If and to the extent we determine to raise additional capital in the future, there can be no assurance that such additional capital would be available on attractive terms, if at all.

The unaudited condensed consolidated financial statements are presented in U.S. dollars ("US$"). The Company's subsidiaries included in the unaudited condensed consolidated financial statements are listed below (the Company and its subsidiaries are collectively referred to herein as the “Group”). These unaudited condensed consolidated interim financial statements have been prepared based on the accounting policies which conform with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared under the assumption the Company operates on a going concern basis.

Name of subsidiaries	Place of incorporation or establishment/operation and date of incorporation/ establishment	Principal activities
Apollomics, Inc.	California, United States January 14, 2016	Research and development of drugs

Maxpro Capital Acquisition Corp.	Delaware, United States June 2, 2021	Former special purpose acquisition company

Apollomics (Australia) Pty. Ltd.	Melbourne, Australia November 4, 2016	Research and development of drugs

Apollomics (Hong Kong) Limited	Hong Kong, China June 24,2019	Investment holding

Zhejiang Crownmab Biotech Co., Ltd.	Hangzhou, China May 29, 2018	Investment holding and research and development of drugs

Zhejiang Crown Bochuang Biopharma Co., Ltd.	Hangzhou, China May 29, 2020	Research and development of drugs

2.
BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ("IAS 34") "Interim Financial Reporting" issued by the IASB as well as the rules and regulations of the U.S. Securities and Exchange Commission, and have been prepared under the assumption the Company operates on a going concern basis.

3.
PRINCIPAL ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

Other than additional accounting policies resulting from application of amendments to IFRSs, the accounting policies and methods of computation used in the unaudited condensed consolidated financial statements for the six months ended June 30, 2022 and 2023 are the same as those presented in the Group's annual financial statements for the year ended December 31, 2022.

Application of amendments to IFRSs

For the purposes of preparing and presenting the unaudited condensed consolidated financial statements for the six months ended June 30, 2023, the Group has applied the following amendments to IFRSs issued by the IASB, for the first time, which are mandatorily effective for the Group's annual period beginning on January 1, 2023:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018 — 2020

The application of the amendments to IFRSs in the current interim period has had no material impact on the Group's financial position and performance for the current and prior periods and/or on the disclosures set out in these unaudited condensed consolidated financial statements.

4.
CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the unaudited condensed consolidated financial statements requires the management of the Company to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated financial statements, the critical judgments made by the management of the Company in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022.

5.
BUSINESS COMBINATION

As previously outlined in Note 1 – General Information, the Company underwent a Business Combination with Maxpro on March 29, 2023. The Business Combination was effected through the issuance of shares of Apollomics to Maxpro stockholders.

Upon the closing of the Business Combination, the following occurred:

•
Each Apollomics ordinary share assumed outstanding immediately prior to the closing of the Business Combination, which totaled 401,804,327 shares (other than the exercise of stock option), was exchanged for the right to receive 0.0717 shares of post-closing Apollomics Ordinary Shares (the “Exchange Ratio”). The resulting issuance totaled 28,800,932 shares of Apollomics Class B Ordinary Shares. No Class B Ordinary Share is transferable, except to certain permitted transferees, until the earlier of (i) six (6) months after the Closing Date, which is September 29, 2023, or (ii) in the event that a definitive agreement that contemplates a change of control of is entered into, immediately prior to the consummation of such Change of Control (the “Class B Lock-Up Period”), subject to the conditions set forth in the memorandum and articles of association ("MAA"). Class B Ordinary Shares will be automatically converted into Class A Ordinary Shares on a one-to-one basis upon the end of the Class B Lock-Up Period, provided that the Board may approve such conversion prior to the end of the Class B Lock-Up Period.
•
In connection with the Business Combination, Apollomics entered into the PIPE Financing with certain accredited investors for an aggregate of 230,000 Class B Ordinary Shares at a price of $10.00 per share, 2,135,000 Series A Preferred Shares at a price of $10.00 per share and 57,500 Penny Warrants to purchase Class A Ordinary shares, for a total of $23.7 million.
•
Each share of Maxpro Class A Common Stock (consisting of non-redeemable Common Stock and redeemable Common Stock that was not redeemed at closing) assumed outstanding immediately prior to the closing of the Business Combination was exchanged for, on a one-for-one basis, shares of Apollomics Class A Ordinary Shares.
•
Each share of Maxpro Class B Common Stock (consisting of non-redeemable Common Stock) assumed outstanding immediately prior to the closing of the Business Combination was exchanged for, on a one-for-one basis, shares of Apollomics Class A Ordinary Shares.
•
In connection with the Business Combination, Maxpro’s stockholders redeemed 10,270,060 out of the 10,350,000 public shares available, representing 99.2% of Maxpro’s public float, which resulted in Apollomics receiving nominal cash in connection with the Business Combination other than through the PIPE Financing. At closing of the Business Combination, 10,350,000 Maxpro public warrants and 464,150 Maxpro private warrants outstanding were assumed by Apollomics and recorded as a warrant liability on the Company’s condensed consolidated statement of financial position. The warrant liability will be remeasured each reporting period until the earlier of the warrant expiration date or the warrant exercise date. The Private Warrants or Extension Warrants (including the Class A Ordinary Shares issuable upon exercise of any of such warrants) can not be transferred, assigned or sold until September 29, 2023, the date that is six months after the Closing Date, pursuant to the Lock-Up Agreement effective at the Closing Date.
•
Maxpro had a promissory note payable to the Maxpro Sponsor with a principal balance of $1.5 million immediately prior to the closing of the Business Combination. The unpaid principal amount was converted into 155,250 shares of Apollomics Class A Ordinary Shares and 155,250 private warrants upon the closing of the Business Combination. The warrants were recorded as a warrant liability on the Company's condensed consolidated statement of financial position. The warrant liability will be remeasured each reporting period until the earlier of the warrant expiration date or the warrant exercise date.
•
Each Maxpro warrant issued and outstanding immediately prior to the closing of the Business Combination was assumed by Apollomics and became exercisable, on a one-for-one basis, for Apollomics Class A Ordinary Shares.
•
Prior to the closing of the Business Combination, one Apollomics stock option holder elected to exercise all of such holder’s options, resulting in the issuance of 435,833 shares of Apollomics Class A Common Stock, which upon the closing of the Business Combination, were canceled and exchanged for the right to receive .0717 shares of Apollomics Class A Ordinary Shares per share of Apollomics Class A Common Stock, which resulted in the issuance of 31,240 shares of Apollomics Class A Ordinary Shares. In addition, each outstanding option to purchase a Pre-Closing Apollomics Ordinary Share, whether vested or unvested, immediately prior to the Merger, was also adjusted such that each option (i) has the right to acquire a number of Apollomics Class B Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of Pre-Closing Apollomics Ordinary Shares which the option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the option immediately prior to the Share Split, divided by (B) the Exchange Ratio.

The net proceeds from the PIPE Financing and Business Combination, totaled $20.2 million.

The following table presents the total Apollomics common stock outstanding immediately after the closing of the Business Combination:

Number of Shares
Exchange of Maxpro Class A common stock for post-closing Apollomics Class A ordinary shares	490,025
Exchange of Maxpro Class B common stock for post-closing Apollomics Class A ordinary shares	2,587,500
Exchange of Maxpro Class A common stock subject to possible redemption that was not redeemed for post-closing Apollomics Class A ordinary shares	79,940
Issuance of post-closing Apollomics Class A ordinary shares to Maxpro Sponsor in connection with conversion of a convertible promissory note	155,250
Subtotal - Business Combination, net of redemptions	3,312,715
Issuance of post-closing Apollomics Class B ordinary shares to PIPE Investors	230,000
Conversion of pre-closing Apollomics convertible preferred shares (converted into pre-closing Apollomics ordinary shares prior to the Business Combination) into Post-Closing Apollomics Ordinary Shares	54,420,964
Issuance of Post-Closing Apollomics Ordinary Shares in connection with the Business Combination due to exercise of pre-closing Apollomics stock options prior to the Business Combination	31,240
Total - Post-Closing Apollomics Ordinary Shares outstanding as a result of Business Combination, PIPE Financing, conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares, and issuance of shares upon Closing due to pre-Closing exercise of stock options (note i)	57,994,919

Note i: In addition to the 57,994,919 shares specified above, the following shares were included in the total 89,480,804 Post-Closing Apollomics Ordinary Shares outstanding as of June 30, 2023 on the consolidated statement of changes in stockholders' deficit (of the total Post-Closing Apollomics Ordinary Shares outstanding, 80,383,133 were class A ordinary shares and 9,097,671 were class B ordinary shares): 1) 28,800,932 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the exchange of all Pre-Closing Apollomics Ordinary Shares outstanding as of December 31, 2022 at the Exchange Ratio 2) 2,668,750 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the conversion of Post-Closing Apollomics Series A Preferred Shares into Post-Closing Apollomics Class A Ordinary Shares in May 2023 at a conversion ratio of 1 to 1.25 3) 16,202 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the exercise of stock options in April 2023.

As Maxpro did not meet the definition of a business in accordance with IFRS 3 (“Business Combinations”), the transaction was accounted for within the scope of IFRS 2 (“Share-based Payment”) as a share-based payment transaction in exchange for a public listing service. As such, the fair value of Apollomics shares transferred to Maxpro stockholders in excess of the net identifiable assets of Maxpro represents compensation for the service of a stock exchange listing for its shares and is accounted for as an expense in post-closing Apollomics at the consummation of the Business Combination. The net identifiable assets of Maxpro were stated at historical cost, with no goodwill or other intangible assets recorded. Apollomics was deemed to be both the legal and accounting acquirer given that subsequent to the Business Combination:

•
Apollomics’ shareholders have a majority of the voting power of post-closing Apollomics;
•
Apollomics’ operations comprise all of the ongoing operations of post-closing Apollomics;
•
Apollomics controls a majority of the governing body of post-closing Apollomics;
•
Apollomics’ senior management comprise all of the senior management of post-closing Apollomics.

Under IFRS 2, Apollomics recorded a one-time share-based expense of US$45.5 million at the closing of the Business Combination that was calculated based on the excess of the fair value of Apollomics over the fair value of the identifiable net assets of Maxpro that were acquired. The amount of Maxpro’s identifiable net assets acquired at Closing were as follows:

Cash and cash equivalents	954
Notes payable - sponsor	(1,999)
Accrued liabilities	(1,056)
Deferred underwriting compensation	(3,623)
Total Maxpro identifiable net liabilities at fair value	(5,724)

The net assets of Maxpro are stated at fair value with no goodwill or other intangible assets recorded. The IFRS 2 listing expense was calculated as follows:

	Per Share Value	Shares	Fair Value
	(at March 29, 2023)	(in thousands)	(in thousands)
Maxpro public stockholders	$10.81	10,350	$111,884
Sponsor parties	10.81	3,207	34,668
Underwriter shares	10.81	26	281
Maxpro private warrants	0.12	619	74
Maxpro public warrants	0.12	10,350	1,242
Redemptions of Maxpro class A common stock	10.55	(10,270)	(108,349)
		14,282	39,800
Net liabilities of Maxpro			(5,724)
IFRS 2 Listing Expense			$45,524

6.
REVENUE AND SEGMENT INFORMATION

Revenue

The Group has not generated any revenue throughout the six months ended June 30, 2022 and 2023, respectively.

Segment information

Operating segments are defined as components of an entity for which separate financial information is made available and is regularly evaluated by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company’s CODM is its Chief Executive Officer (“CEO”), and operations are managed as a single segment for the purposes of assessing performance and making operating decisions. The CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating and reportable segment and no further analysis of this single segment is presented.

7.
OTHER INCOME

	For the six months ended June 30,
	2023	2022
(In thousands of US$)	US$	US$
Interest income	373	193
Government grants (note i)	—	531
Other income	28	32
	401	756

Note i: Included in the government grants are amounts in thousands of Australian Dollar ("AUD") 707 (equivalent to approximately US$497 thousand), representing the unconditional subsidies from the Australian government specifically for supporting the research and development activities carried out in Australia for the six months ended June 30, 2022. The remaining $34 thousand amounts represent government subsidies in relation to the research and development activities in the PRC. All the government grants provide immediate financial support with no future related costs nor related to any assets.

8.
FOREIGN EXCHANGE GAINS AND LOSSES

	For the six months ended June 30,
	2023	2022
(In thousands of US$)	US$	US$
Foreign exchange loss, net	(2,104)	(725)

The Company primarily operates in the U.S., PRC, and Australia, with most of the transactions settled in the U.S. dollar. The Company's presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes the Company to foreign currency risk.

The Company incurs portions of its expenses in currencies other than the U.S. dollar, in particular, the Renminbi and Australian dollar. As a result, the Company is exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. The Company has not entered into any derivative contracts to hedge against its exposure to currency risk during the six months ended June 30, 2022 or 2023. However, Management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

9.
INCOME TAX EXPENSES

	For the six months ended June 30,
	2023	2022
(In thousands of US$)	US$	US$
US Corporate Income Tax ("CIT") — current year	10	1

Other than the subsidiary operating in the US, no provision for income taxation has been made as the Company and the other subsidiaries had incurred tax losses in the PRC, Australia and Hong Kong for the six months ended June 30, 2022 and 2023. Tax expense of $10 thousand for the six months ended June 30, 2023 is primarily for taxes on investments.

10.
OTHER EXPENSE

	For the six months ended June 30,
	2023	2022
(In thousands of US$)	US$	US$
Loss for the period has been arrived at after charging:

Staff costs:
Salaries and other allowances	5,092	7,088
Retirement benefits scheme contributions	374	434
Share-based payment expenses	5,282	2,064
Total staff costs	10,748	9,586
Depreciation of plant and equipment	49	69
Depreciation of right-of-use assets	297	283
Amortization of intangible assets	11	10
Other expense (note i)	47,457	4,008

Note i: Other expenses include expenses incurred for an initial public offering application in Hong Kong which was suspended in 2022. For the six months ended June 30, 2022 and 2023, the other expense also include expenses incurred in connection with the Business Combination. Refer to Note 5 – Business Combination for further information.

11.
DIVIDENDS

No dividend was declared or paid by the Company during the six months ended June 30, 2022 and 2023, nor has any dividend been proposed since the period ended June 30, 2023.

12.
LOSS PER SHARE

The calculations of the basic and diluted loss per share are based on the following data:

	For the six months ended June 30,
	2023	2022
(In thousands of US$, except per share data)	US$	US$
Loss:
Loss for the period attributable to owners of the Company for the purpose of calculating basic loss per share	(150,694)	(3,417)

Effect of dilutive potential ordinary shares:
Gain on fair value change of Series C convertible preferred shares	—	(28,209)
Loss for the period attributable to owners of the Company for the purpose of calculating diluted loss per share	(150,694)	(31,626)

(In thousands, except per share data in US$)
Number of shares:
Weighted average number of ordinary shares for the purpose of calculating basic loss per share ('000)	59,000	27,982

Effect of dilutive potential ordinary share:
Series C convertible preferred shares ('000)	—	18,382
Weighted average number of ordinary shares for the purpose of calculating diluted loss per share ('000)	59,000	46,364

Basic loss per common share	(2.55)	(0.12)
Diluted loss per common share	(2.55)	(0.68)
Weighted average number of common shares outstanding - Basic ('000)	59,000	27,982
Weighted average number of common shares outstanding - Diluted ('000)	59,000	46,364

The diluted loss per share for the six months ended June 30, 2022 and 2023 does not include the effect of the following instruments held as of June 30, 2022 and 2023 as their inclusion would be anti-dilutive:

	As of June 30,
	2023	2022
		(note i)
Number of series A1 convertible preferred shares ("Series A1 Preferred Shares")	—	9,465,755
Number of series A2 convertible preferred shares ("Series A2 Preferred Shares")	—	5,259,171
Number of series B convertible preferred shares ("Series B Preferred Shares")	—	21,313,962
Number of series C convertible preferred shares ("Series C Preferred Shares")	—	*
Unvested restricted shares	—	496,752
Share options	12,708,781	9,659,941
Apollomics Private Warrants	619,400	—
Apollomics Public Warrants	10,350,000	—
Penny Warrants	57,500	—

Note i: The Exchange Ratio has been applied to these instruments to give effect to the Business Combination.

Note *: Series C Preferred Shares as of June 30, 2022 were dilutive potential ordinary shares and included in the calculation of the diluted loss per share for the six months ended June 30, 2022.

13.
PLANT AND EQUIPMENT

The Group acquired US$337 thousand and US$6 thousand of equipment during the six months ended June 30, 2022 and 2023, respectively.

14.
RIGHT-OF-USE ASSETS

Lease agreements are entered into for fixed lease terms of 12 to 60 months, without extension and termination options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable. The Group recognized US$571 thousand and US$571 thousand of right-of-use assets and lease liabilities during the six months ended June 30, 2022, respectively, and recognized no right-of-use assets or lease liabilities during the six months ended June 30, 2023.

15.
INTANGIBLE ASSETS

Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses if any. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets not yet available for use that are acquired separately are carried at cost less any subsequent accumulated impairment losses.

As of December 31, 2022, the Company’s intangibles had a total cost of US$14.9 million and accumulated amortization of US$0.1 million, for a net book value totaling US$14.8 million. As of June 30, 2023, the Company’s intangibles had a total cost of US$14.9 million and accumulated amortization of US$0.1 million, for a net book value totaling US$14.8 million. The Company did not record any impairments for either period.

16.
DEPOSITS, PREPAYMENTS AND DEFERRED EXPENSES

	As of June 30, 2023	As of December 31, 2022
(In thousands of US$)	US$	US$
Deferred directors and officers insurance expenses	1,093	—
Other prepayments	895	624
Value-Added Tax recoverable	507	547
Payment in advance to suppliers	250	5
Deposits	14	—
	2,759	1,176

17.
FINANCIAL ASSETS AT FVTPL

The financial assets at FVTPL represents investment in a market fund in the US, which solely holds investments in the US treasury bonds. Details of fair value measurement are set out in Note 24.

18.
TIME DEPOSITS / CASH AND CASH EQUIVALENTS

The time deposits are placed with licensed commercial banks in the PRC, carry interest at a fixed rate of 3.36% to 3.70% per annum. The amount presented under non-current assets are balances which management are not expected to collect cash within twelve months as of June 30, 2022 and 2023.

Bank balances carry interest at prevailing market interest rates ranging from 0.01% to 0.30% per annum for the six months ended June 30, 2022 and 2023.

19.
OTHER PAYABLES AND ACCRUALS

	As of June 30, 2023	As of December 31, 2022
(In thousands of US$)	US$	US$
Payables in respect of research and development expenses	5,518	5,435
Accrued salaries and bonuses	1,849	2,475
Accrued other expenses	2,844	1,662
Accrued directors and officers insurance expenses	1,093	—
Deposit received for a potential out-licensing drug patent (note i)	1,000	1,000
Other payables	500	1,103
	12,804	11,675

Note i: During the year ended December 31, 2020, the Group signed an exclusive right of negotiation agreement with an independent third party (the "Independent Third Party") to negotiate out-licensing a drug patent to the Independent Third Party. Under the exclusive right of negotiation agreement, the Group had received a deposit of US$1.0 million which may be considered as consideration for the exclusive right of negotiation if the Independent Third Party has not identified any negative findings (as stated in the exclusive right of negotiation agreement) by March 2, 2021. Up to the date of this report, despite no negative findings have been identified, however the management of the Group considered the negotiation will not proceed further as it is found that a strategic investor invested into and licensed several drug patents (with similar feature of the Group's drug patent) to the Independent Third Party. Management of the Group expected to receive confirmation from Independent Third Party when the balance is settled.

20.
FINANCIAL LIABILITIES arising from unvested restricted shares

	As of June 30, 2023	As of December 31, 2022
(In thousands of US$)	US$	US$
Payables in respect of unvested restricted shares attributable to:
Dr. Yu (the chief executive of the Company)	—	68

As of December 31, 2022, the liability represented the repurchase option held by the Company in relation to (i) the unvested restricted shares granted to a director of the Company; and (ii) the unvested restricted shares issued to a director of the Company who as the share option holder had elected to early exercise the share options during the vesting period. The liability does not exist as of June 30, 2023 as the restricted shares, held by the director of the Company, became fully vested upon the closing of the Business Combination on March 29, 2023.

21.
CONVERTIBLE PREFERRED SHARES

From 2016 through 2020, the Company issued convertible Series A1, Series A2, Series B and Series C preferred shares (the “Preferred Shares”) to several independent investors. The details of such issuances and the key terms of the Preferred Shares are presented in the Group's consolidated financial statements for the years ended December 31, 2021 and 2022. Following the Business Combination on March 29, 2023, none of those Series A1, Series A2, Series B and Series C preferred shares remain outstanding as these were all converted into common stock.

In connection with the Business Combination on March 29, 2023 2,135,000 shares of Apollomics Series A Preferred Shares were issued to Maxpro Investment Co., Ltd. in the PIPE Financing. On May 18, 2023 the Series A preferred shareholders converted these preferred shares into common shares at a 1.25 exchange ratio, resulting in the issuance of 2,668,750 shares of Apollomics Class A Ordinary Shares. Refer to Note 5 – Business Combination for further information.

As of June 30, 2023, the Company has no preferred shares outstanding.

Presentation and Classification

The Company accounted for the convertible Series A1, Series A2, Series B, and Series C preferred shares as financial liabilities at FVTPL, per IAS standards. The fair value change of the Preferred Shares is charged/credited to fair value change of Preferred Shares in profit or loss except for the portion attributable to credit risk change which shall be charged/credited to other comprehensive income, if any. The fair value change recognized in profit or loss includes any interest paid, if any, on the financial liabilities. The management of the Company considered that there is insignificant credit risk change on the financial liabilities that drives the fair value change of the Preferred Shares during the six months ended June 30, 2022 and 2023.

The movement of the Preferred Shares at end of each reporting period is as follows:

Preferred shares
(In thousands of US$)	US$
As of January 1, 2022	322,215
Change in fair value	(23,669)
As of June 30, 2022	298,546

As of January 1, 2023	511,861
Change in fair value	76,430
Conversion to common stock	(588,291)
As of June 30, 2023	—

The Preferred Shares were valued by the management of the Company with reference to valuations carried out by an independent qualified professional valuer not connected with the Group, which has appropriate qualifications and experience in the valuation of similar instruments.

The Company used the Black-Scholes model to determine the underlying share value of the Company and performed an equity allocation based on option pricing model (the "OPM" model) to arrive the fair value of the Preferred Shares at the end of each reporting period.

In addition to the underlying share value of the Company determined by Black-Scholes model, other key valuation assumptions used in OPM model to determine the fair value of the Preferred Shares are as follows:

	As of June 30, 2023	As of December 31, 2022
	(note i)
Time to liquidation	N/A	1.25 years
Risk-free rate	N/A	4.65%
Expected volatility (note ii)	N/A	75.0%
Dividend yield	N/A	0%
Possibility under IPO scenario	N/A	85%
Possibility under liquidation scenario	N/A	15%

Note i: As of June 30, 2023 the Company had no preferred shares outstanding. Thus, these valuation assumptions were not applicable ("N/A").

Note ii: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

22.
SHARE CAPITAL/TREASURY SHARES

Share capital

The share capital as of January 1, 2023 and June 30, 2023 represented the issued ordinary share capital of the Company.

	NOTES	Number of shares	Par value per share	Amount
			US$	In thousands of US$
Authorized:
As of January 1, 2022, and June 30, 2022 and January 1, 2023		444,343,488		44

As of June 30, 2023	(i)	600,000,000		65

Issued and fully paid:
As of January 1, 2022		393,252,140		40
Exercise of share options	(ii)	6,973,958	0.0001	1
As of June 30, 2022		400,226,098		41
As of June 30, 2022, restated by applying the exchange ratio pursuant to the Business Combination		28,687,806		3

As of January 1, 2023		401,804,327		41
As of January 1, 2023, restated by applying the exchange ratio pursuant to the Business Combination		28,800,932		3
Class B ordinary shares issued to holders of the convertible preferred shares		54,420,964		6
Class A ordinary shares issued in connection to the Business Combination		3,312,715		—
Class A ordinary shares issued to the Series A preferred shareholders (PIPE) in May 2023		2,668,750		—
Class B ordinary shares issued to PIPE investors		230,000		—
Exercise of share options	(iii)	47,443	0.0001	—
As of June 30, 2023		89,480,804		9

Note i: Pursuant to the Apollomics’ sixth amended and restated memorandum and articles of association (the “MAA”) the authorized share capital of Apollomics is 500,000,000 Class A Ordinary Shares, and 100,000,000 Class B Ordinary Shares, and 50,000,000 preference shares, par value $0.0001 per share.

Note ii: During the six months ended June 30, 2022, share option holders exercised their rights to subscribe for 158,333, 6,750,000, 25,000 and 40,625 ordinary shares in the Company at an exercise price of US$0.01, US$0.02, US$0.21 and US$0.26 per share, respectively.

Note iii: During the six months ended June 30, 2023, share option holders exercised their rights to subscribe for 23,893, 16,202, 4,122 and 3,226 ordinary shares in the Company at an exercise price of US$0.28, US$2.93, US$3.63 and US$4.32 per share, respectively.

All the ordinary shares issued during the six months ended June 30, 2022 and 2023 rank pari passu with the existing shares in all respects.

On March 29, 2023, the Company’s Class A ordinary shares and warrants are listed on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively. Pursuant to the Apollomics’ sixth amended and restated memorandum and articles of association (the “MAA”) the authorized share capital of Apollomics is 500,000,000 Class A Ordinary Shares, and 100,000,000 Class B Ordinary Shares, and 50,000,000 preference shares, par value $0.0001 per share.

Treasury shares

	Number of treasury shares	Subscription price per share	Amount
		US$	In thousands of US$
As of January 1, 2022	1,009,724		1,647
Restricted shares vested	(83,482)	0.0003	(21)
Early exercised share options vested during the period	(429,490)	0.0036	(1,558)
As of June 30, 2022	496,752		68

As of January 1, 2023	496,752		68
Restricted shares vested	(496,752)	0.0001	(68)
As of June 30, 2023	—		—

Treasury shares represented unvested restricted shares granted to the director of the Company and the unvested restricted shares issued upon the early exercise of share options as elected by the director of the Company.

23.
SHARE-BASED PAYMENTS

On July 19, 2016, the shareholders of the Company approved the adoption of the 2016 equity incentive plans (the "2016 Plan") for the purpose to secure and retain employees, directors and consultants of the Company (the "Eligible Persons"), provide incentives for them to exert maximum efforts for the success of the Company and any affiliate and provide means by which the Eligible Persons may benefit from increases in value of the ordinary shares of the Company.

The 2016 Plan provides for the grant of the following types of share awards: (i) restricted share awards, (ii) share options, (iii) share appreciation rights, (iv) restricted share unit awards, and (v) other share awards. The overall limit on the number of underlying shares which may be delivered pursuant to all awards granted under the 2016 Plan is 337,225,866 ordinary shares of the Company as of December 31, 2022, subject to any adjustments for other dilutive issuances.

In connection with the Business Combination, immediately prior to the closing, the Board terminated the 2016 Equity Incentive Plan, and the Board adopted the Apollomics Inc. 2023 Incentive Award Plan (the “Incentive Plan”), which became effective as of the closing, and 8,679,583 ordinary shares have been reserved for issuance. The Company expects to use equity-based awards to promote the Company’s interest by providing its executives with the opportunity to acquire equity interests as an incentive for their remaining in the Company’s service and aligning their interests with those of the Company’s equity holders. The 2023 Incentive Plan allows the Company to make equity and equity-based incentive awards to officers, employees, non-employee directors and the Company’s consultants and affiliates. The Company’s Board anticipates that providing such persons with a direct stake in the Company will assure a closer alignment of the interests of such individuals with the Company’s interests and the interests of its shareholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company and its affiliates.

During the six months ended June 30, 2022 and 2023, the Company had issued restricted share awards and share options to the Eligible Persons and no share appreciation rights, restricted share unit awards or other share awards were granted under the 2016 Plan by the Company.

Restricted share awards

All the restricted shares shall be subject to repurchase at the option by the Company at the subscription price paid by Eligible Persons upon voluntary or involuntary termination of his employment with the Company (the "Repurchase Option").

The Repurchase Option shall be exercised by the Company and/or the designees of the Company as to the number of unreleased shares, within sixty days after the termination of his employment with the Company giving written notice to Eligible Persons.

The aforesaid arrangement has been accounted for as share-based payment transactions. Accordingly, the Group measured the fair value of the unvested restricted shares as of the grant date and is recognizing the amount as compensation expense over the vesting period for each separately vesting portion of the unvested restricted shares.

The subscription price received by the Group in relation to the unvested restricted shares that are subject to the Repurchase Option held by the Company have been recognized as financial liabilities arising from unvested restricted shares as disclosed in Note 20.

The total expense recognized in the consolidated statements of profit or loss and other comprehensive loss for the restricted shares granted are approximately US$36 thousand and US$39 thousand, for the six months ended June 30, 2022 and 2023, respectively.

The following table summarized the Group's restricted shares movement during the six months ended June 30, 2022 and 2023:

	2023	2022
	Number of unvested restricted shares	Number of unvested restricted shares
Outstanding as of January 1,	496,752	1,009,724
Vested	(496,752)	(512,972)
Outstanding as of June 30,	—	496,752

The range of subscription price for the restricted shares is US$0.003 to US$0.01 per share. The time-based restricted shares shall be entirely vested ratably on a monthly basis over 48-months vesting period or with 25% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over 36-months vesting period. The milestone-based restricted shares will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance condition.

Share options

The following table discloses movements of the Company's share options under the 2016 Plan held by grantees during the six months ended June 30, 2022 and 2023:

	2023		2022
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price	Options	exercise price
		US$		US$
Outstanding at January 1,	135,979,705	0.217	155,059,183	0.203
Granted	42,127,240	0.718	2,250,000	0.310
Exercised	(661,875)	0.125	(6,973,958)	0.022
Forfeited	(143,750)	0.218	(15,568,541)	0.222
Outstanding at June 30,	177,301,320	0.337	134,766,684	0.212
Outstanding at June 30, 2023 as converted	12,708,781
Exercisable at the end of the period	92,731,191		58,381,043
Exerciseable at the end of June 30, 2023 as converted	6,646,879

No share options granted in the above table under the 2016 Plan will be exercisable after the expiration of 10 years from the date of its grant.

In July 2016, the Apollomics Board adopted, and our shareholders approved the 2016 Plan. The 2016 Plan has not been amended since its adoption in July 2016. No further awards will be made under the 2016 Plan; however, awards outstanding under the 2016 Plan will continue to be governed by their existing terms. As of June 30, 2023 there were 6,646,879 options exercisable after applying the exchange ratio under the 2016 Plan.

The share options outstanding as of June 30, 2022 and 2023 had a weighted average remaining contractual life of 7.8 years and 7.07 years, respectively. During the six months ended June 30, 2022 and 2023, the weighted average fair value of the share options granted is US$0.1517 per share and US$0.5334 per share, respectively.

The time-based share options will be vested ratably on a monthly basis over range of 24-months to 48-months vesting period or with 25% or 50% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over range of 12-months to 36-months vesting period. The milestone-based share options will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance condition. As of June 30, 2022 and 2023 there were US$0 and US$69 thousand, respectively, of the remaining unvested early exercised time-based share options that had been early exercised by Dr. Yu and subject to the Repurchase Option.

In connection with the Business Combination, immediately prior to the closing, the Board terminated the 2016 Equity Incentive Plan, and the Board adopted the Apollomics Inc. The 2023 Equity Incentive Plan, which became effective as of the closing. The outstanding options in the 2016 Plan showing at June 30, 2023 of 177,301,320 have been exchanged using the exchange ratio of 0.071679 resulting in 12,708,781 options in the 2023 Incentive Plan.

OPM model was used to determine the fair value of the option granted. The key inputs for the share options granted during the periods were as follows:

	For the six months ended June 30,
	2023	2022
Grant date option fair value per share	US$0.502	US$0.152
Exercise price	US$0.717	US$0.310
Expected volatility (note i)	73%	75%
Expected life	6.078 years	6.078 years
Risk-free rate	3.98%	3.03%
Expected dividend yield	0%	0%

Note i: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

The total expense recognized in the unaudited condensed consolidated statements of loss and other comprehensive income for share options granted under the 2016 Plan are approximately US$2.0 million and US$5.3 million for the six months ended June 30, 2022 and 2023, respectively.

24.
FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS
(i)
Fair value of the Group's financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used).

	Fair value as of
	June 30, 2023	December 31, 2022	Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
	In thousands of US$	In thousands of US$
Financial assets
Market fund	20,400	19,067	Level 1	Redemption value quoted by banks with reference to the expected return of the underlying assets	N/A	N/A
Financial liabilities
Convertible preferred shares	—	511,861	Level 3	Black-Scholes model and OPM method - the key inputs are: time to liquidation, risk-free rate, expected volatility and possibilities for IPO/liquidation scenario	Possibility for IPO scenario (note)	The higher the possibility for IPO scenario, the higher the fair value, and vice versa
Maxpro public warrants assumed by Apollomics (Note 5)	880	—	Level 1	The public warrants are traded on the Nasdaq, the valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities	N/A	N/A
Maxpro private warrants assumed by Apollomics, and Private warrants issued in connection with the conversion of the promissory note payable to the Maxpro Sponsor (Note 5)	42	—	Level 2	Private warrants are considered to be economically equivalent to the public warrants. As such, the valuation of the public warrants was used to value the private warrants	N/A	N/A
Penny warrants (Note 5)	329	—	Level 3	Black-Scholes model - the key inputs are: underlying share price, expected life in years, risk-free rate, expected volatility, and exercise price	N/A	N/A
Total warrant liabilities:	1,251	—

Note: A 10% increase or decrease in the possibility for IPO scenario holding all other variables constant will increase or decrease the fair value of preferred shares by US$42.9 million or US$42.0 million as of December 31, 2022. As of June 30, 2023 the preferred shares were converted into ordinary shares.

(ii)
Reconciliation of Level 3 fair value measurements

Details of reconciliation of Level 3 fair value measurement for the preferred shares are set out in Note 21. All the unrealized fair value changes gain of US$23.7 million and loss of US$76.4 million for the six months ended June 30, 2022 and 2023, respectively, relate to the fair value change of the Preferred Shares and is charged/credited to fair value change of Preferred Shares in profit or loss.

(iii)
Fair value of financial assets and financial liabilities that are not measured at fair value

The management of the Company consider that the carrying amount of the Group's financial assets and financial liabilities recorded at amortized cost in the unaudited condensed consolidated financial statements approximate their fair values. Such fair values have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis.

25.
RETIREMENT BENEFITS PLAN

The employees employed by the Zhejiang Crownmab Biotech Co.Ltd, PRC subsidiary are members of the state-managed retirement benefits scheme operated by the PRC government. The PRC subsidiary is required to contribute a certain percentage of their payroll to the retirement benefits scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the required contributions under the scheme.

The Group maintains multiple qualified contributory saving plans as allowed under Section 401(k) of the Internal Revenue Code in the US. These plans are defined contribution plans covering employees employed in the US and provide for voluntary contributions by employees, subject to certain limits. The contributions are made by both the employees and the employer. The employees' contributions are primarily based on specified dollar amounts or percentages of employee compensation.

The total cost charged to profit or loss of US$434 thousand and US$525 thousand, respectively, represents contributions paid or payable to the above schemes by the Group for the six months ended June 30, 2022 and 2023.

At the end of each reporting period, there were no forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contribution becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

26.
RELATED PARTY DISCLOSURES
(i)
Compensation of key management personnel

The remuneration of directors of the Company and other members of key management were as follows:

	For the six months ended June 30,
	2023	2022
(In thousands of US$)	US$	US$
Short term benefits	1,626	1,540
Retirement benefit scheme contributions	8	6
Share-based payment	2,673	1,117
	4,307	2,663

The remuneration of key management personnel is determined by the directors of the Company having regard to the performance of individuals and market trends.

27.
RESTRICTED NET ASSETS

The Company's ability to pay dividends may depend on the Company receiving distributions of funds from its subsidiaries. The Company's PRC subsidiaries are subject to relevant PRC statutory laws and regulations which permit payments of dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In the event of such dividends being declared, there would be PRC withholding tax on such dividends. The results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with IAS 34 differ from those reflected in the statutory financial statements of the Company's PRC subsidiaries. Foreign exchange and other regulations in the PRC further restrict the Company's PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2022 and June 30, 2023, amounts restricted are the paid-in capital of the Company's PRC subsidiaries, which amounted to US$52.298 million and US$50.0 million, respectively.

28.
SUBSEQUENT EVENTS

The Group has evaluated subsequent events through September 28, 2023, which is the date when the unaudited condensed consolidated financial statements were available to be issued.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the unaudited condensed consolidated financial statements and the related notes to those statements included elsewhere in this prospectus supplement. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 as filed with the Securities and Exchange Commission, or the SEC on April 28, 2023 (the “Annual Report”).

The following discussion contains forward-looking statements based upon Apollomics’ current expectations that involve risks, uncertainties, and assumptions. Apollomics’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and/or elsewhere in the Annual Report. Apollomics’ historical results are not necessarily indicative of the results that may be expected for any period in the future. In this section, unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “us,” “Apollomics,” “Apollomics’,” the "Company," and “its” refer to Apollomics and its consolidated subsidiaries. All dollar amounts are expressed in thousands of United States dollars (“$”), unless otherwise indicated.

Overview

We are a clinical-stage biotechnology company focused on the discovery and development of oncology therapies to address unmet medical needs. Since our founding in 2015, we have built a pipeline of nine drug candidates across eleven programs that focus on oncology, of which six drug candidates are at clinical stage.

Our strategic focus is the development of novel therapies targeting difficult to treat cancers. We use both targeted, immuno-oncology, and other innovative approaches to address pipeline indications across a range of cancers, such as AML, lung cancer, brain cancer, and other solid tumors. Our pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, cell adhesion inhibitors, immune checkpoint inhibitors, a cancer vaccine, combination therapies or a multi- functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards. We have adopted a biomarker-driven diagnostic approach for patient screening to increase precision in identifying patients that can potentially benefit from target therapy.

Two of our leading drug candidates, APL-101and APL-106, have shown initial promising clinical results and are in the late stages of clinical development. We also have a number of innovative drug candidates in earlier stages of clinical, preclinical, and discovery development.

We operate in both the United States and China, with headquarters and global drug development team in the San Francisco Bay area with discovery and China drug development team in Hangzhou and Shanghai, China. We believe that we benefit from these key centers of excellence in the biotechnology industries of the East and West. Please refer to our “Risks Related to Doing Business in Greater China” in the Annual Report.

On March 29, 2023 (the “Closing Date”), Apollomics consummated a business combination (the “Business Combination”) with Maxpro Capital Acquisition Corp., a Delaware corporation and a special purpose acquisition company, pursuant to which Apollomics became a publicly traded company on the Nasdaq Capital Market (“Nasdaq”). The Company’s Class A ordinary shares and warrants are listed on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively.

Additionally, on the Closing Date, Apollomics completed the sale of (i) 230,000 Class B Ordinary Shares at $10.00 per share and (ii) 2,135,000 Series A Preferred Shares at $10.00 per share to certain accredited investors (the “PIPE Investors”) for gross proceeds to Apollomics of $23,650,000 (the “PIPE Financing”). Each Series A Preferred Share is convertible, at any time at the option of the holder thereof, into Class A Ordinary Shares at an initial conversion ratio of 1:1.25. On May 18, 2023, all Series A Preferred Shares have been converted at a ratio of 1:1.25, into 2,668,750 Class A Ordinary Shares. Prior to the six-month anniversary of the Closing Date, no holder may transfer any such Class A Ordinary Shares into which such Series A Preferred Shares were converted. Each PIPE Investor who subscribed for Class B Ordinary Shares also received one-fourth of one warrant Penny Warrant (together with the Class B Ordinary Shares subscribed by the PIPE Investors and the Series A Preferred Shares, the “PIPE Securities”) for every Class B Ordinary Shares purchased, pursuant to warrant agreements entered into between Apollomics and each PIPE Investor purchasing Class B Ordinary Shares. Each Apollomics Series A Preferred Share was sold pursuant to the Subscription Agreements for $10.00 per share, but entitled the holder thereof to 1.25 Apollomics Class A Ordinary Shares, implying an effective purchase price of $8.00 per share. Similarly, each Apollomics Class B Ordinary Share was sold pursuant to the Subscription Agreements for $10.00 per share, but entitled the holder thereof to one-fourth of one Penny Warrant for every Apollomics Class B Ordinary Share purchased thereto, with each whole Penny Warrant exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share, implying an effective purchase price of approximately $8.00 per share.

In addition, in connection with the Business Combination, Maxpro’s stockholders redeemed 10,270,060 out of the 10,350,000 public shares available, representing 99.2% of Maxpro’s public float, which resulted in Apollomics receiving nominal cash in connection with the Business Combination other than through the PIPE Financing.

Notwithstanding the foregoing, we believe our cash on hand, without regard to any such cash proceeds we may receive upon the exercise for cash of our warrants, is sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. While we have outstanding warrants, which may provide an additional source of cash upon exercise, for so long as the warrants remain “out-of-the money,” we do not expect warrant holders to exercise their warrants and, therefore, we do not expect to receive cash proceeds from any such exercise. If and to the extent we determine to raise additional capital in the future, there can be no assurance that such additional capital would be available on attractive terms, if at all.

Our Drug Candidate Pipeline

The drug candidates in our existing pipeline can be categorized into three groups based on their mechanisms of action, each of which contains drug candidates at various stages of development: (i) tumor inhibitors; (ii) anti- cancer enhancers; and (iii) immuno-oncology drugs. We believe that having three groups of drug candidates with different mechanisms of action will enable us to develop potential synergistic therapies that address unmet needs in cancer treatment.

Tumor Inhibitors

We are developing therapies that may target alternative pathways to overcome cancer treatment resistance, including chemo-resistance and targeted therapy resistance. Our tumor inhibitor drug candidates consist of [three] small molecule inhibitors against different uncontrolled growth signaling pathways in cancer cells. Our tumor inhibitor drug candidates are APL-101, APL-102, and APL-122.

APL-101 is our leading and one of the most advanced drug candidates in our pipeline. APL-101 is a potent, highly selective c-Met inhibitor. Cancer cells often use c-Met activation to escape therapies targeting other signaling pathways. c- Met is a clinically validated target in lung cancer and potentially in other solid tumors. We are investigating APL-101in clinical trials as a single agent for the treatment of non-small cell lung cancer (“NSCLC”) and other advanced tumors with c-Met alterations, and as a combination therapy with epidermal growth factor receptor (“EGFR”) inhibitors. We have received orphan drug designation (ODD) of APL-101 for “treatment of non-small cell lung cancer with MET genomic tumor aberrations.” We intend to continue to explore the possibility of combining APL-101 with other drugs or drug candidates.

APL-106 (Uproleselan, GMI-1687), is our first-in-class E-selectin inhibitor. APL-106 was granted Fast Track designation by US Food and Drug Administration (“FDA”) and Break Through designation by China National Medical Product Administration (“NMPA”) to expedite its development. It is administered in combination with chemotherapy for treatment of recurrent relapsing (“r/r”) AML in an ongoing phase 3 bridging clinical study in China, and the ongoing global phase 3 clinical study in r/r AML has been fully enrolled since November, 2021, while the National Cancer Institute is sponsoring an ongoing phase 2/3 study with for treatment of newly diagnosed older adults with AML who are fit for chemotherapy. APL-108 (GMI-1687), a second-generation E-selective inhibitor with even higher potency, is IND-ready for entry into clinical trials for other indications.

APL-102, is our oral active, small molecule MTKi that has shown anti-tumor activity in multiple preclinical studies, such as models of liver cancer, breast cancer, and esophageal cancer, both as a single agent and in combination with an anti-PD-1 antibody. Given that APL-102 inhibits several kinases that are aberrantly activated in cancer cells, we consider that APL-102 has the potential to overcome cancer treatment resistance.

APL-102 is in Phase I dose escalation clinical trial in China and is at the sixth dose level. As of the date of this report, dose- limiting toxicity has not been observed in human subjects.

APL-122 is our tumor inhibitor candidate. APL-122 targets ErbB1/2/4 signaling pathways and it is brain penetrating. APL-122 is in Phase I dose escalation.

Anti-Cancer Enhancers

Our anti-cancer enhancer drug candidates consist of [two] antagonists against a cell adhesion receptor, APL-106 and APL-108, which are being developed as adjuncts to chemotherapy to enhance its anti-cancer effects. Binding of cancer cells to E-Selectin enhances their adhesion to the endothelium in bone marrow niches, thereby preventing the cancer cells from entering circulation and shielding them from chemotherapy.

APL-106 is our specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat AML and other hematologic cancers. In preclinical studies, APL-106 reduced toxic effects of chemotherapy on normal cells, including neutropenia and mucositis, and, in combination with chemotherapy, sensitized cancer cells to chemotherapy. Early-stage clinical trials demonstrated that APL-106 has a favorable safety, PK and biomarker profile. APL-106 is also designed to block E-selectin (an adhesion molecule on cells in the bone marrow) from binding with blood cancer cells as a targeted approach to disrupting well-established mechanisms of leukemic cell resistance within the bone marrow microenvironment.

We are advancing the preclinical and clinical development of APL-108, is our next-generation E-Selectin antagonist with enhanced potency suitable for subcutaneous administration and potentially to targets other liquid and solid cancers, that is currently in preclinical development.

Immuno-Oncology Drugs

Our immuno-oncology drug candidates consist of [four] drug candidates: APL-501; APL-502; APL-801; and APL-810. These drug candidates may take the advantage of the body’s immune system to fight cancer and include mono-specific and bi-specific antibodies that could release the natural brakes of immune response against cancer cells, as well as a novel cancer vaccine.

APL-501 is our anti-PD-1 antibody drug candidate. Preclinical studies demonstrated that APL-501 has anti-tumor activity comparable to the marketed anti-PD-1 antibody, Opdivo (nivolumab), and a good safety profile with exceptionally low antibody-dependent cell mediated cytotoxicity and complement-dependent cytotoxicity. Genor, our partner in China for APL-501, has filed a Biologics License Application (“BLA”) with the Chinese NMPA.

APL-502 is our anti-PD-L1 antibody drug candidate and is being developed by Chia Tai Tian Qing Pharma ( “CTTQ”), our partner in China under a tri-party agreement with the licensor. APL-502 has reached the clinical stage of development in China. Having our own anti-PD-1 and anti-PD-L1 antibody candidates allows us to develop single-agent and combination therapies based on PD-(L)1 inhibition and enables us to use these antibodies as backbones and to design and generate novel molecules, such as multi-specific antibodies, which may have improved activity compared with currently marketed immune checkpoint inhibitor products.

Our pipeline also includes another two novel immuno-oncology drug candidates, namely an anti-PD-L1/anti-CD40 bi-specific antibody, APL-801, and an antigen-specific, active checkpoint-control cancer vaccine, APL-810.

Drug Candidate Development Status

The status of our pipeline of drug candidates ranges from the discovery stage to the clinical stage. The following chart summarizes the development status of our drug candidates. The parties also have ongoing clinical trials in their respective territories.

Tumor Inhibitors | **Anti-Cancer Enhancers** | **Immuno-oncology Drugs**

IP – Intellectual Property
GBM – Glioblastoma Multiforme
r/r AML – Relapsed or Refractory Acute Myeloid Leukemia
NSCLC – Non-Small Cell Lung Cancer
MM – Multiple Myeloma

1 excluding China, Hong Kong and Macau
2 excluding China, Hong Kong and Taiwan
3 excluding China

Drug Candidate	Target	Category	IP Rights	Mono / Combo	Indications	Status (Discovery / Preclinical / IND / Phase 1 / Phase 2 / Phase 3 / NDA)
APL-101 Vebreltinib	c-Met ★	Small molecule	Global[1]	Mono	Met Exon 14 NSCLC	Phase 2 SPARTA Global Study in cMet Dysregulated Cancers
					Met amplified NSCLC	Phase 2 SPARTA Global Study in cMet Dysregulated Cancers
					Met fusion GBM	Phase 2 SPARTA Global Study in cMet Dysregulated Cancers
APL-106 Uproleselan	★ E-Selectin	Small molecule	China	+ Chemo	r/r AML, newly diagnosed AML	Phase 1 PK and tolerability study
					r/r AML, newly diagnosed AML	Phase 3 Bridging Study in r/r AML

Early Clinical and Preclinical Programs Under Development

Drug Candidate	Target	Category	IP Rights	Mono / Combo	Indications	Status
APL-122	ErbB1/2/4	Small molecule	Global[2]	Mono	ErbB1/2/4 positive cancers	Phase 1 Dose Escalation and Expansion Study
APL-102	Multiple Kinases	Small molecule	Global	Mono	Solid tumors	Phase 1 Dose Escalation and Expansion Study
APL-108	E-Selectin	Small molecule	China	+ Chemo	MM	
APL-501	PD-1	Biologic	Global[3]	Mono	Solid tumors	Phase 1 Dose Escalation Study
APL-502	PD-L1	Biologic	Global[3]	Mono	Multiple tumor types	
APL-810	G17-neutralization	Biologic	US, China	Mono	Gastrointestinal (GI) cancers	
APL-801	CD40 and PD-L1	Biologic	Global	Mono	Multiple tumor types	

★ *Core programs*

Key highlights of clinical trials conducted by third parties on our drug candidates include: (i) Pearl has conducted clinical trials for APL-101 in China into phase 2; (ii) GlycoMimetics has conducted clinical trials for APL-106 into phase 3 in the rest of the world outside of China; (iii) GlycoMimetics has conducted pre-clinical studies for APL-108 and filed an IND in the United States; (iv) Genor has conducted clinical trials for APL-501 in China through phase 3; and (v) CTTQ has conducted clinical trials for APL-502 in China into phase 3. Apollomics is not responsible for, and does not have control over, clinical trials conducted by such third parties and does not have any direct financial interest in the development of our drug candidates by such third parties. However, the development of our drug candidates by such third parties has the potential to benefit the regulatory status and development costs of such drug candidates in the geographies and trials for which we are responsible and do control due to our ability to access the developmental and clinical data from such third parties and to benefit from the feedback of such trials as information regarding such trials is made available.

We currently have no drug candidates approved for commercial sales and have not generated any revenue from product sales. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing, and distribution.

Since our inception, we have incurred significant operating losses. Our net losses were $3.4 million and $150.7 million for the six months ended June 30, 2022 and 2023, respectively. Substantially all of our operating losses resulted from research and development expenses, administrative expenses, and fair value change of our convertible preferred shares.

As of June 30, 2023, we had an accumulated deficit of $625.1 million. We expect to continue to generate operating losses and negative operating cash flows for the foreseeable future if and as we:

•
continue the research and development of our product candidates;
•
continue to launch sales of our pipeline drugs;
•
seek regulatory and marketing authorization for any of our product candidates that successfully complete development;
•
seek to identify and validate additional product candidates;
•
acquire or license other product candidates, technologies, or biological materials;

•
make milestone, royalty, or other payments under any current or future license agreements;
•
obtain, maintain, protect, and enforce our intellectual property portfolio;
•
seek to attract and retain new and existing skilled personnel;
•
create additional infrastructure to support our operations as a public company and incur increased legal, accounting, investor relations and other expenses; and
•
experience delays or encounter issues with any of the above.

We expect that our financial performance will fluctuate quarterly and yearly due to the development status of our drug candidates, our efforts to obtain regulatory approval and commercialize our drug candidates.

COVID-19 Business Update

The global COVID-19 pandemic continues to evolve. The extent of the impact of the COVID-19 pandemic on Apollomics’ business, operations and development timelines and plans remains uncertain and will depend on certain developments, including the duration and spread of the outbreak and its impact on Apollomics’ development activities, third-party manufacturers, and other third parties with whom Apollomics does business, as well as its impact on regulatory authorities and Apollomics’ key scientific and management personnel. As the COVID-19 pandemic has developed, Apollomics has taken numerous steps to help ensure the health and safety of its employees. Apollomics is maintaining hygiene and respiratory protocols; controls for social distancing; enhanced cleaning, disinfecting, decontamination, and ventilation protocols; health policies; and usage of personal protective equipment, where appropriate.

Apollomics continues to actively monitor the impact of the COVID-19 pandemic on its clinical trials. Apollomics has experienced some impacts on its clinical trials due to the pandemic, including challenges related to recruiting, enrolling and treating patients in clinical trials due to patients’ concern regarding exposure risk; patients and clinical trial staff being exposed to SARS-CoV-2 or contracting COVID-19; reduced staffing at clinical trial sites due to the diversion of resources at clinical sites to address the effects of the pandemic; and travel restrictions and shutdowns impacting patients and clinical trial staff. In addition, Apollomics has experienced delays in its contract manufacturing plans as a direct or indirect result of the COVID-19 pandemic, including supply chain issues, competition for manufacturing capacity from manufacturers of COVID-19 related therapeutics. While certain of these impacts have been resolved since the start of the COVID-19 pandemic, Apollomics continues to monitor its clinical development and supply chain and contingency planning is ongoing with its partners to reduce the possibility and magnitude of interruptions to its development activities or the availability of necessary materials.

The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. To the extent possible, Apollomics is conducting business as usual, with necessary or advisable modifications to employee travel and with certain of its employees working remotely all or part of the time. Apollomics will continue to actively monitor the evolving situation related to COVID-19 and may take further actions that alter Apollomics’ operations, including those that federal, state, or local authorities may require, or that Apollomics determines in the best interests of Apollomics’ clinical trial subjects, employees and other third parties with whom Apollomics does business. At this point, the extent to which the COVID-19 pandemic may affect Apollomics’ future business, operations and development timelines and plans, including the resulting impact on Apollomics’ expenditures and capital needs, remains uncertain.

Key Components of Our Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. We expense research and development costs as incurred, which include:

•
fees incurred under our agreements with Contract Research Organizations (or CROs), Contract Manufacturing Organizations (or CMOs) and clinical trial sites that conduct research and development activities on our behalf;
•
salaries, benefits, and other related costs, including share-based payment expenses, for our personnel engaged in research and development functions;
•
service fees incurred under agreements with independent consultants, including their fees and related travel expenses engaged in research and development functions;
•
costs of laboratory supplies and acquiring, developing, and manufacturing study materials; and

•
facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

Research and development costs are expensed as incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We cannot determine with certainty the duration and completion costs of the current or future clinical trials of our therapeutic candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our therapeutic candidates for which we or any partner obtain regulatory approval.

The duration, costs and timing of clinical trials and development of therapeutic candidates will depend on a variety of factors, including:

•
the scope, rate of progress, and expense of our ongoing, as well as any additional, clinical trials and other research and development activities;
•
future clinical trial results;
•
potential changes in government regulation; and
•
the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond that which we currently anticipate, or beyond which will be required for the completion of the clinical development of therapeutic candidates, or if we experience significant delays in the enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

From inception through June 30, 2023, we have incurred $145.2 million in research and development expenses. We plan to increase our research and development expenses for the foreseeable future as we continue the development of our therapeutic candidates, the discovery and development of preclinical therapeutic candidates, and the development of our clinical programs.

We manage certain activities such as clinical trial operations, manufacture of therapeutic candidates, and preclinical animal toxicology studies through third-party CROs. The only costs we track by each therapeutic candidate are external costs such as services provided to us by CROs, manufacturing of preclinical and clinical drug products, and other outsourced research and development expenses. We do not assign or allocate internal costs such as salaries and benefits, facilities costs, lab supplies and the costs of preclinical research and studies to individual development programs.

Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase for the foreseeable future as we initiate clinical trials for our product candidates and continue to discover and develop additional product candidates. If any of our product candidates enter into later stages of clinical development, they will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. There are numerous factors associated with the successful commercialization of any product candidates we may develop in the future, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development program and plans.

Administrative Expenses

Administrative expenses consist primarily of salaries, benefits, and other related costs, including share-based payment expense, for personnel in our executive, operations, legal, human resources, finance, and administrative functions. Administrative expenses also include professional fees for legal, patent, consulting, accounting, tax and audit services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities, technology, and other operating costs.

We expect that our administrative expenses will increase substantially in the future as we increase our administrative personnel to support our continued growth and the potential commercialization of our product candidates.

Issuance Costs for Convertible Preferred Shares

Issuance costs for convertible preferred shares primarily consist of financial advisory fees incurred by us in relation to our Series C convertible preferred shares financing. There were no issuance costs for convertible preferred shares for the six months ended June 30, 2022 and the Company incurred issuance costs of $1.5 million for the PIPE issuance for the six months ended June 30, 2023.

Other Expenses

Other expenses for the six months ended June 30, 2022 amounted to $4.0 million and primarily related to professional fees for our endeavor to list on the Hong Kong Stock Exchange in a Global Offering that ultimately did not occur. Other expenses for the six months ended June 30, 2023 amounted to $47.5 million and primarily related to professional fees in connection with the Business Combination.

Following the completion of the Business Combination, we expect to incur significant additional expenses related to compliance with the rules and regulations of the SEC, Sarbanes Oxley Act, and the listing standards of Nasdaq, additional corporate, director and officer insurance expenses, increased legal, audit and consulting fees and greater investor relations expenses.

Other Income, Gains and Losses

Other Income

Other income primarily consists of interest income and government grants. Interest income is primarily derived from our cash and cash equivalents and time deposits with original maturity over three months. Government grants consist of unconditional subsidies received from the Australian and PRC governments to support our research and development activities carried out by us in Australia and in the PRC.

Other Gains and Losses

Other gains and losses primarily consist of foreign exchange gains and losses as a result of foreign exchange rate fluctuation. Our other losses amounted to $0.7 million and $2.1 million for the six months ended June 30, 2022 and 2023, respectively.

Fair Value Change of Financial Assets at FVTPL

Fair value change of financial assets at FVTPL consist of non-cash impacts on our profit or loss as a result of the fair value change of our investment in a market fund in the U.S. which solely holds investments in U.S. treasury bonds.

Fair Value Change of Financial Liabilities at FVTPL

Fair value change of financial liabilities at FVTPL consist of non-cash impacts on our profit or loss as a result of the fair value change of the liabilities arising from (i) the warrants issued to certain independent investors in July 2016 exercisable for our Series A-1 Preferred Shares, and (ii) the contingent payables on our Series B Preferred Shares relating to certain performance targets stipulated in our investors’ rights agreement dated September 19, 2018.

Results of Operations

Comparison of the Six Months Ended June 2022 and 2023

The following table presents Apollomics’ unaudited statement of profit or loss and other comprehensive loss data for the six months ended June 2022 and 2023, and the dollar changes between the two periods:

	Six months ended June 30,		Change
(In thousands of US$, except percentages)	2023	2022	$	%
Other income	$401	$756	$(355)	(47)%
Foreign exchange losses	(2,104)	(725)	(1,379)	190%
Fair value change of financial assets at FVTPL	460	32	428	1,348%
Fair value change of financial liabilities at FVTPL	676	—	676	100%
Fair value change of convertible preferred shares	(76,430)	23,669	(100,099)	(423)%
Research and development expenses	(16,518)	(17,999)	1,481	(8)%
Administrative expenses	(9,652)	(5,097)	(4,555)	89%
Finance costs	(60)	(44)	(16)	35%
Other expense	(47,457)	(4,008)	(43,449)	1,084%
Loss before taxation	(150,684)	(3,416)	(147,268)	4,312%
Income tax expenses	(10)	(1)	(9)	900%
Loss and total comprehensive loss for the period, attributable to owners of the Company	$(150,694)	$(3,417)	$(147,277)	4,311%

Research and Development

The following table summarizes the components of our research and development expenses for the six months ended June 2022 and 2023:

	Six months ended June 30,		Change
(In thousands of US$, except percentages)	2023	2022	$	%
R&D Third-Party Service Fees and Contractor Expenses:	$(10,171)	$(11,691)	$1,520	(13)%
APL-101	(8,319)	(8,387)	68	(1)%
APL-102	(55)	(112)	57	(51)%
APL-106	(842)	(1,372)	530	(39)%
APL-121	—	(73)	73	(100)%
APL-122	—	(583)	583	(100)%
APL-501	(805)	(563)	(242)	43%
Discovery & other	(150)	(601)	451	(75)%
R&D Employee Compensation and Benefits	(3,515)	(5,056)	1,541	(30)%
R&D Employee Stock Based Compensation	(2,832)	(1,252)	(1,580)	126%
Total Research and Development Expenses	$(16,518)	$(17,999)	$1,481	(8)%

Research and development expenses for the six months ended June 30, 2023 were $16.5 million, compared to $18.0 million for the six months ended June 30, 2022. The decrease of $1.5 million (or 8%) is primarily due to the $1.5 million decrease in third party service fees and contractor expenses, the $1.5 million decrease in employee compensation and benefits, and partially offset by $1.5 million increase in employee stock-based compensation. The decrease in third party service fees and contractor expenses was attributable primarily to timing of spending in APL-106 and project re-alignment in APL-122. The decrease in employee compensation and benefits was due to a reduction in headcount. The increase in employee stock-based compensation was primarily attributable to increased stock options granted to incentivize employees.

We manage our R&D third-party service fees and our contractor expenses by product, which is shown in the table above. We do not allocate our R&D employee compensation and benefits, nor our R&D employee stock-based compensation into our product lines.

Administrative Expenses

The following table summarizes the components of our administrative expenses for the six months ended June 30, 2022 and 2023:

	Six months ended June 30,		Change
(In thousands of US$, except percentages)	2023	2022	$	%
Administrative Employee Compensation and Benefits	$(1,951)	$(2,467)	$516	(21)%
Administrative Employee Stock Based Compensation	(2,448)	(812)	(1,636)	201%
Administrative Third-Party Service Fees	(2,361)	(707)	(1,654)	234%
Rental and Maintenance	(129)	(520)	391	(75)%
Travel Expenses	(139)	(81)	(58)	72%
Sales and Marketing Expenses	(63)	(26)	(37)	142%
Depreciation	(356)	(352)	(4)	1%
Others	(2,205)	(132)	(2,073)	1,570%
Total	$(9,652)	$(5,097)	$(4,555)	89%

Administrative expenses for the six months ended June 30, 2023 were $9.7 million, compared to $5.1 million for the six months ended June 30, 2022. The increase of $4.6 million (or 89%) was primarily due to a $2.1 million increase in other administrative expenses mainly from directors’ and officers’ insurance attributable to the Company becoming a publicly listed pursuant to the Business Combination, a $1.7 million increase in third-party service fees mainly from professional fees associated with the Business Combination, and a $1.6 million increase in administrative employee stock-based compensation for stock options granted to incentivize employees, and partially offset by a $0.5 million decrease in administrative employee compensation and benefits due to reduced headcount and a reversal of a bonus accrual.

Other Expenses

Other expenses for the six months ended June 30, 2023, were $47.5 million, compared to $4.0 million for the six months ended June 30, 2022. Other expenses in the six months ended June 30, 2022 primarily include fees incurred by us in relation to certain professional services for our endeavor to list on the Hong Kong Stock Exchange in a Global Offering in February, 2021 that ultimately did not occur. Other expenses in the six months ended June 2023 primarily include expenses related to the Business Combination.

Other Income

The following table summarizes the components of our other income for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,		Change
(In thousands of US$, except percentages)	2023	2022	$	%
R&D tax credit	—	$531	$(531)	(100)%
Interest income	373	193	180	93%
Other	28	32	(4)	(13)%
Total	$401	$756	$(355)	(47)%

Other income was $0.4 million for the six months ended June 30, 2023, compared to $0.8 million for the six months ended June 30, 2022. The decrease of $0.4 million (or 47%) was primarily due to the $0.5 million decrease in research and development tax credit in Australia due to timing of filing offset by a $0.2 million increase in interest income mainly from our China investments.

Fair Value Change of Convertible Preferred Shares

The fair value change of convertible preferred shares was an increase in fair value of $76.4 million for the six months ended June 30, 2023, compared to a decrease of $23.7 million for the six months ended June 20, 2022. The fair value change of convertible preferred shares depends on the change in the value of the business and macroeconomic factors.

Liquidity and Capital Resources

Funding Requirements

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and continuing operating losses for the foreseeable future as we advance the clinical development of our programs. We have funded our operations to date primarily with proceeds from sales of our equity securities.

The following table represents our cash and cash equivalents and highly liquid financial assets as of December 31, 2022 and June 30, 2023:

(In thousands of US$)	As of June 30, 2023	As of December 31, 2022
Cash and cash equivalents	$25,296	$32,675
Time deposits with maturity less than twelve months	6,920	2,872
Time deposits with maturity greater than twelve months	—	4,307
Financial assets at FVTPL	20,400	19,067
Total	$52,616	$58,922

We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our preclinical studies and clinical trials, research and development programs or commercialization efforts. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we may enter into additional collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated preclinical studies and clinical trials. To the extent that we raise additional capital through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

Notwithstanding the foregoing, we believe our cash on hand, without regard to any such cash proceeds we may receive upon the exercise for cash of our warrants, is sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. While we have outstanding warrants, which may provide an additional source of cash upon exercise, for so long as the warrants remain “out-of-the money,” we do not expect warrant holders to exercise their warrants and, therefore, we do not expect to receive cash proceeds from any such exercise. If and to the extent we determine to raise additional capital in the future, there can be no assurance that such additional capital would be available on attractive terms, if at all.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors” in our Annual Report.

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2022 and 2023:

	For the six month ended June 30,
(In thousands of US$)	2023	2022
Net cash used in operating activities	$(24,397)	$(19,726)
Net cash (used in) or provided by investing activities	(242)	23,839
Net cash (used in) or provided by financing activities	17,241	(153)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	19	—
Net change in cash and cash equivalents	$(7,379)	$3,960

Cash Flows Used in Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business, and are primarily related to research and development, and administrative expenses. Our operating cash flows are also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable, accounts receivable and other current assets and liabilities.

Net cash used in operating activities was $(19.7) million for the six months ended June 30, 2022 resulting primarily from a net loss of $(3.4) million, adjusted for non-cash charges of $(0.2) million in interest income, $0.4 million in depreciation and amortization, including depreciation of operating right-of-use of assets, $0.4 million realized exchange losses, $(32) thousand in negative fair value change of financial assets at FVTPL, $(23.7) million in negative fair value change of convertible preferred shares, $44 thousand in finance costs, $2.1 million in share-based payments, $2.5 million in unrealized foreign currency losses, $2.2 million in working capital adjustments and $56 thousand in taxes refunded.

Net cash used in operating activities was $(24.4) million for the six months ended June 30, 2023 resulting primarily from a net loss of $(150.7) million, adjusted for non-cash charges of $(0.4) million in interest income, $0.4 million in depreciation and amortization, including amortization of operating right of use of assets, $(0.9) million in realized exchange gains, $(0.5) million in negative fair value change of financial assets at FVTPL, $(0.7) million in fair value change of financial liabilities at FVPL, $76.4 million in positive fair value change of convertible preferred shares, $45.5 million for IFRS 2 listing expense, $5.3 million in share-based payments, $3.0 million in unrealized foreign currency losses, $(1.9) million in working capital adjustments and $(10) thousand in taxes paid.

Cash Flows Used in/Provided by Investing Activities

Net cash provided by investing activities was $23.8 million for the six months ended June 30, 2022 resulting primarily from the proceeds from redemption of time deposits with maturity over three months when acquired of $24.0 million and interest received for $0.2 million, offset by additions of plant and equipment of $(0.3) million and $(17) thousand payment of rental deposits.

Net cash used in investing activities was $(0.2) million for the six months ended June 30, 2023 resulting primarily from interest received of $0.4 million, the proceeds from redemption of time deposits with maturity over three months when acquired of $4.3 million, the placement of time deposits with maturity over three months when acquired of $(4.0) million, purchase of plant and equipment of $(6) thousand, placement investments through FVTPL of ($0.9) million and refunds of deposits totaling $5 thousand.

Cash Flows Used in/Provided by Financing Activities

Net cash used in financing activities was $(0.2) million for the six months ended June 30, 2022 resulting primarily from the $(44) thousand interest paid and the repayment of lease liabilities for $(0.3) million, offset by the proceeds on issuance of ordinary shares upon exercise of share options for $0.2 million.

Net cash provided by financing activities was $17.2 million for the six months ended June 30, 2023 resulting primarily from the proceeds from PIPE financing and business combination, net of transaction costs, for $20.2 million, payment of deferred underwriting fees of $(2.8) million, the issue of shares upon exercise of stock options for $0.1 million, partially offset by the payment of interest of $(0.1) million, and repayment of lease liabilities for $(0.3) million.

Effects of Exchange Rate Changes on Cash and Cash Equivalents

Effects of exchange rate changes on cash and cash equivalents was $0 for the six months ended June 30, 2022.

Effects of exchange rate changes on cash and cash equivalents was $19 thousand for the six months ended June 30, 2023 resulting primarily from the translation of the Company's property and equipment of $3 thousand and right-of-use assets of $16 thousand.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of June 30, 2023, and the effects of such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments due by period
(In thousands of US$)	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Lease commitments	$679	$385	$294	$—	$—

Lease Commitments

Lease agreements are entered into for fixed lease terms of 12 to 60 months, without extension and termination options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancelable period, the Company applies the definition of a contract and determines the period for which the contract is enforceable. The Company recognized $571 thousand and $571 thousand of right-of- use assets and lease liabilities during the six months ended June 30, 2022, respectively, and recognized no right-of-use assets or lease liabilities during the six months ended June 30, 2023.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future significant effect on our financial condition, results of operations, liquidity, or cash flows.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting policies that conform with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). In the application of our accounting policies, our directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Our actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Our most critical accounting policies and estimates are summarized below. Please refer to Notes 4 and 5 to our audited consolidated financial statements for more details about our significant accounting policies and critical judgment and key estimates.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

We will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination.

Impairment of financial assets

We perform impairment assessment under expected credit loss (“ECL”) model on financial assets (including deposits, amounts due from subsidiaries, time deposits with original maturity over three months and cash and cash equivalents) which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on our historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

For all financial instruments, we measure the loss allowance equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

New Accounting Pronouncements

See Note 3, Adoption of new and amendments to IFRSs, to our consolidated financial statements included elsewhere in this filing.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of market risks, including currency risk, concentration risks, interest rate risk, other price risk, credit and counterparty risk and liquidity risk, as set out below. We manage and monitor these exposures to ensure appropriate measures are implemented in a timely and effective manner. Save as disclosed below, we did not hedge or consider necessary to hedge any of these risks.

Currency Risk

Foreign currency risk is the risk that the value of a financial instrument fluctuates because of the change in foreign exchange rates. We primarily operate in the U.S., PRC, and Australia, with most of the transactions settled in the U.S. dollar. Our presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes us to foreign currency risk.

We incur portions of our expenses in currencies other than the U.S. dollar, in particular, the Renminbi and Australian dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates, we have not entered into any derivative contracts to hedge against our exposure to currency risk during the six months ended June 30, 2022 or 2023. However, our management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of our foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows (in US$ 000's):

	Assets		Liabilities
	As of June 30,		As of June 30,
(In thousands of US$)	2023	2022	2023	2022
Renminbi (“RMB”)	$10,336	$8,186	$1,491	$785
Australian Dollars (“AUD”)	521	1,326	819	426
	$10,858	$9,512	$2,310	$1,211

As of June 30, 2022 and 2023, (i) if Renminbi strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the six months June 30, 2022 and 2023 would decrease or increase by $188 thousand and decrease or increase by $131 thousand, respectively; and (ii) if the Australian dollar strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the six months ended June 30, 2022 and 2023 would decrease or increase by $9 thousand and decrease or increase by $29 thousand, respectively.

Concentration of Risks

The carrying amounts of financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents. As of December 31, 2022 and June 30, 2023, we had RMB203.3 million (US$29.2 million) in cash and cash equivalents, and RMB184.5 million (US$25.5 million), respectively, in cash and cash equivalents which are held by financial institutions in the PRC. We continue to monitor the financial strength of the four financial institutions in the PRC where we hold our cash and cash equivalents. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. We do not foresee substantial credit risk with respect to cash and cash equivalents held at these PRC state-owned banks. Meanwhile, the PRC does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, we may be unlikely to claim our deposits or investments back in full. We selected reputable PRC financial institutions with high rating rates to place our foreign currencies. We regularly monitor the rating of these PRC financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Interest Rate Risk

We are exposed to fair value interest rate risk in relation to time deposits, lease liabilities, and convertible preferred shares. We are also exposed to cash flow interest rate risk in relation to variable-rate bank balances. Our cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balances. Our directors consider that the exposure of cash flow interest rate risk arising from variable-rate bank balances is insignificant.

Other Price Risk

We are exposed to other price risk arising from convertible preferred shares and the investment in market fund in the U.S. No sensitivity analysis with respect to our investment in market fund in the U.S. is performed as our directors consider that the exposure of other price risk arising from the investment in market fund in the US is insignificant because the investment is mainly on US treasury bonds with high credit rating and liquidity.

Credit and Counterparty Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. In order to minimize the credit risk, our directors review the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, our directors consider that our credit risk is significantly reduced.

Liquidity Risk

As of June 30, 2023, we recorded net assets of $55.7 million. In the management of liquidity risk, our directors have reviewed our cash flow projections to ensure we maintain a level of cash and cash equivalents deemed adequate by the management to finance our operations and mitigate the effects of fluctuations in cash flows.

The following table details the remaining contractual maturity for our non-derivative financial liabilities and lease liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows. To the extent that interest flows are a floating rate, the undiscounted amount is derived from the interest rate at the end of each reporting period.

(In thousands of US$, except percentages)
Weighted average interest rate	%	On demand or less than 1 month	1 to 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total undiscounted cash flows	Carrying amount
June 30, 2023
Convertible Preferred
Shares (note)	12	$—	$—	$—	$—	$—	$—	$—
Other Payables	N/A	—	9,222	—	—	—	9,222	9,222
Financial liabilities arising from unvested restricted shares	N/A	—	—	—	—	—	—	—
Total		—	9,222	—	—	—	9,222	9,222
Lease liabilities	5.42	—	—	385	294	—	678	678

Apollomics Reports First Half 2023 Financial Results and Provides Corporate Update

Phase 2 data from vebreltinib (APL-101), a highly selective cMet inhibitor, in patients with NSCLC with MET exon14 skipping mutation expected second half 2023

Approximately $52.6 million in cash, cash equivalents, and investments at June 30, 2023; Cash runway to mid-year 2024

Debuted as a publicly traded targeted oncology company March 30, 2023

Management to host conference call Monday, October 2, 2023 at 8:30 a.m. ET

FOSTER CITY, CALIF. – September 28, 2023 – Apollomics Inc. (Nasdaq: APLM) (the “Company”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced its financial results for the six months ended June 30, 2023, and provided a corporate update.

“The first half of 2023 was a period of significant accomplishment, culminating in the completion of our business combination and listing on Nasdaq, which positions us well to advance our lead product candidate, vebreltinib, in non-small cell lung cancer and other solid tumors with MET dysregulation, as well as other product candidates in development,” said Guo-Liang Yu, Ph.D., Chairman and Chief Executive Officer of Apollomics. “We remain on track to generate key clinical data across our pipeline later this year and into 2024, including for our two late-stage candidates, vebreltinib and uproleselan.”

Pipeline Update

▪
Vebreltinib (APL-101) – a highly specific cMet inhibitor in non-small cell lung cancer (NSCLC) and other solid tumors with cMet dysregulation
o
The Company expects results from SPARTA, its ongoing global Phase 2 multi-cohort clinical trial in NSCLC and other solid tumors with cMet dysregulations (NCT03175224), in the second half of 2023. Based on a meeting with the U.S. Food and Drug Administration in July 2023, the Company believes data from this trial in combination with data from the Phase 2 KUNPENG study (NCT04258033) by Beijing Pearl (China partner) may support its first new drug application (NDA) for the treatment of NSCLC with MET exon14 skipping mutation with the U.S. FDA, while generating clinical data on other indications.
o
The vebreltinib NDA for treatment of NSCLC with MET exon14 skipping mutation was submitted by Beijing Pearl to the China National Medical Products Administration (NMPA) in September 2022, with an NDA review decision anticipated in 2023.
o
The Company has received orphan drug designation of vebreltinib for the treatment of NSCLC with MET genomic tumor aberrations from the U.S. FDA.
▪
Uproleselan (APL-106) – an E-selectin inhibitor as an adjunct to chemotherapy in acute myeloid leukemia (AML) treatment with Breakthrough Therapy designation

o
The Company expects to complete patient recruitment of its Phase 3 bridging clinical study for uproleselan for the treatment of relapsed/refractory (r/r) AML in China in 2023.
o
The U.S. National Cancer Institute is sponsoring an ongoing Phase 2/3 study for treatment of newly diagnosed older adults with AML who are fit for chemotherapy.
o
GlycoMimetics, Apollomics’ collaboration partner in the U.S., expects topline results from its pivotal Phase 3 study of uproleselan in r/r AML by the end of the second quarter of 2024.
▪
Product pipeline
o
The Company’s pipeline includes nine novel oncology drug candidates, six of which are currently in the clinical stage of development, using targeted therapy, immuno-oncology agents and other innovative approaches to potentially address a range of cancers, including lung cancer, brain cancer, AML and other solid tumors.

Business Highlights

▪
Debuted as a publicly traded targeted oncology company: On March 29, 2023, Apollomics completed its business combination with Maxpro Capital Acquisition Corp. Apollomics’ Class A ordinary shares and public warrants began trading on March 30, 2023, on the Nasdaq Capital Market under the symbols "APLM" and “APLMW”, respectively.

First Half 2023 Financial Results

▪
Cash, cash equivalents and investments as of June 30, 2023 were approximately $52.6 million, compared with $58.9 million as of December 31, 2022. In March 2023, the Company raised $23.7 million in a private placement in public equity (PIPE) financing, before transaction expenses. Based on current projections, the Company believes its cash position is sufficient to fund planned operations into the second half of 2024.
▪
Research and development (R&D) expenses were $16.5 million, including stock-based compensation of $2.8 million, in the first six months of 2023, compared to $18.0 million, including stock-based compensation of $1.3 million, in the same period of 2022. The decrease in R&D expenses was due primarily to one-time expenses in 2022 associated with drug substance manufacturing and a license in China.
▪
General and administrative (G&A) expenses were $9.7 million, including stock-based compensation of $2.4 million, in the first six months of 2023, compared to $5.1 million, including stock-based compensation of $0.8 million, in the same period of 2022. The increase in G&A expenses was due primarily from directors’ and officers’ insurance as a result of being a publicly listed company and an increase in employee stock-based compensation.
▪
The net loss for the first six months of 2023 was $(150.7) million, or $(2.55) per diluted share, compared with a net loss for the first six months of 2022 of $(3.4) million, or $(0.68) per diluted share. The increase in net loss is due primarily to a $76.4 million expense to the change in fair value of the preferred shares in the first six months of 2023, compared to a $23.7 million benefit to the change in fair value of the preferred shares in the first six months of 2022, and a charge of $45.5 million in the six months ended June 30, 2023 for the excess of fair value of shares exchanged over the fair value of net tangible assets acquired in the business combination booked to other expense. The change in the fair value of the preferred shares during the six months ended 2023 is due to their write-up of fair value at the date of the conversion into common shares at the time of the business combination.
▪
The weighted average diluted common shares outstanding for the first six months of 2023 was approximately 59,000,000, compared to approximately 46,364,000 in the same period of 2022.

First Half 2023 Financial Results Conference Call

Apollomics’ management team will host a conference call and webcast at 8:30 a.m. ET to discuss the financial results and provide a corporate update.

A live webcast will be available at https://ir.apollomicsinc.com/news-events/events

Participants may also pre-register any time before the call here. Once registration is completed, participants will be provided a dial-in number with a personalized conference code to access the call. Please dial in 15 minutes prior to the start time.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics currently has a pipeline of nine drug candidates across multiple programs, six of which are currently in the clinical stage of development. Apollomics’ lead programs include investigating its core product, vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States, and developing an anti-cancer enhancer drug candidate, uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia (AML) and other hematologic cancers, which is currently in a Phase 3 bridging clinical trial in China. Outside of China, enrollment is complete utilizing uproleselan in combination with standard chemotherapy in a Phase 3 trial sponsored by GlycoMimetics in relapsed or refractory AML and a Phase 2/3 trial sponsored by the U.S. National Cancer Institute in first-line AML.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding the Company’s future financial performance, as well as the Company’s strategy, future operations, revenue guidance, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) risks related to the ongoing COVID-19 pandemic and response; (vii) the risk that Apollomics may not be able to develop and maintain effective internal controls; (viii) unfavorable changes to the regulatory environment; and those risks and uncertainties discussed in the Annual Report on Form 20-F and Registration Statement on Form F-1 (as amended or supplemented from time to time) filed by Apollomics, Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Other unknown or unpredictable factors also could have material adverse effects on the Company’s future results and/or could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor can Apollomics assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Apollomics undertakes no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If Apollomics updates one or more forward-looking statements, no inference should be drawn that Apollomics will make additional updates with respect to those or other forward-looking statements.

CONTACTS
Investor Relations
Peter Vozzo
ICR Westwicke
Peter.Vozzo@westwicke.com
+1-443-213-0505

Media Relations
Sean Leous
ICR Westwicke
Sean.Leous@westwicke.com
+1-646-866-4012

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE

LOSS (UNAUDITED)

(All amounts in thousands of US$, except for per share data)

	Six Months Ended June 30,
	2023	2022
	US$	US$
Other income	401	756
Foreign exchange gains and (losses)	(2,104)	(725)
Fair value change of financial assets at FVTPL	460	32
Fair value change of financial liabilities at FVTPL	676	—
Fair value change of convertible preferred shares	(76,430)	23,669
Research and development expenses	(16,108)	(17,999)
Administrative expenses	(9,652)	(5,097)
Finance costs	(60)	(44)
Other expense	(47,457)	(4,008)
Loss before taxation	(150,684)	(3,416)
Income tax expenses	(10)	(1)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company	(150,694)	(3,417)
Loss per share
Basic loss per common share (US$)	(2.55)	(0.12)
Diluted loss per common share (US$)	(2.55)	(0.68)
Weighted average number of common shares outstanding - Basic ('000)	59,000	27,982
Weighted average number of common shares outstanding - Diluted ('000)	59,000	46,364

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of US$)

	As of June 30, 2023 (Unaudited)	As of December 31, 2022
	US$	US$
Non-current assets
Plant and equipment, net	439	485
Right-of-useassets	678	991
Intangible assets	14,767	14,778
Rental deposits	119	124
Time deposits with maturity greater than twelve months	—	4,307
Total non-current assets	16,003	20,685

Current assets
Deposits,prepayments and deferred expenses	2,759	1,176
Financial assets at fair value through profit and loss ("FVTPL")	20,400	19,067
Time deposits with maturity less than twelve months	6,920	2,872
Cash and cash equivalents	25,296	32,675
Total current assets	55,375	55,790

Total assets	71,378	76,475

Current liabilities
Other payables and accruals	12,804	11,675
Accounts payable and accrued offering costs	947	—
Financial liabilities arising from unvested restricted shares	—	68
Lease liabilities	385	614
Total current liabilities	14,136	12,357

Net current assets	41,239	43,433

Total assets less current liabilities	57,242	64,118

Non-current liabilities
Lease liabilities	294	377
Warrant liabilities	1,251	—
Convertible preferred shares	—	511,861
Total non-current liabilities	1,545	512,238

Net assets (liabilities)	55,697	(448,120)

Equity
Share capital	—	3
Apollomics class A ordinary shares	1	—
Apollomics class B ordinary shares	8	—
Treasury shares	—	(68)
Share premium	661,472	12,317
Reserves	19,312	14,228
Accumulated losses	(625,096)	(474,600)
Total equity (deficit)	55,697	(448,120)